Exhibit (a)(5)

                Farmers Capital Bank Corporation Announces Tender
                        Offer To Repurchase Common Stock

      Frankfort, Kentucky, July 19, 2007 - Farmers Capital Bank Corporation (NASDAQ: FFKT; "Farmers Capital") announced today the commencement of a modified "Dutch Auction" tender offer, approved by its Board of Directors, to repurchase up to 550,000 shares of its common stock (representing approximately 6.97% of its outstanding common stock) at a price not greater than $35.00 and not less than $31.00 per share. The closing price of the shares on July 18, 2007, the last full trading day before announcement of this offer, was $28.44 per share. The tender offer is expected to commence on July 19, 2007 and to expire, unless extended, at 12:01 a.m. (Eastern Daylight Savings Time) on August 16, 2007.

      Farmers Capital's Board of Directors, with the assistance of independent financial advisors, reviewed its strategic plan, its stock performance, its projected uses of cash flows for, among other things, capital expenditures, acquisitions, debt repayment and share repurchases and a variety of alternatives for using Farmers Capital's available financial resources. Following this comprehensive review, the Board concluded that a tender offer would serve the interests of shareholders who would like to sell their shares, as well as those shareholders who wish to remain owners.

      Farmers Capital currently anticipates that the funds necessary to purchase the shares will be raised through the issuance of trust preferred securities in the private capital markets. Banking regulations allow financial institutions to include trust preferred securities as regulatory capital under certain circumstances, which Farmers Capital will satisfy. This will allow Farmers Capital to repurchase the common stock while still maintaining its "well-capitalized" regulatory capital levels.

      Sandler O'Neill + Partners, L.P. is acting as the dealer manager for the tender offer. Georgeson Inc. will act as information agent for the offer and American Stock Transfer and Trust Company will act as depositary.

      A modified "Dutch Auction" will allow shareholders to indicate how many shares and at what price within Farmers Capital specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, Farmers Capital will determine the lowest price per share within the range that will enable it to purchase 550,000 shares, or the amount of shares actually tendered, if lower than 550,000. All shares accepted in the tender offer will be purchased at the same price per share. Farmers Capital will not purchase shares below a price stipulated by a shareholder, and in some cases, may actually purchase shares at prices above a shareholder's indication under the terms of the modified "Dutch Auction." Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials that will be mailed to shareholders of record beginning on July 19, 2007.

      "The tender offer is a natural extension of our long-standing repurchase program with the added benefit of having a more immediate positive impact for our shareholders, while allowing Farmers Capital to remain `well-capitalized,'" noted Tony Busseni, Chief Executive Officer.

      Neither Farmers Capital nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide the number of shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Farmers Capital.

      The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is subject to other conditions, including the issuance of the trust preferred securities.

      This press release is for informational purpose only and is not an offer to buy or the solicitation of an offer to sell any shares of Farmers Capital common stock. The solicitation of offers to buy Farmers Capital common stock will only be made pursuant to the Offer to Purchase and related materials that Farmers Capital will send to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Shareholders will be able to obtain copies of the Offer to Purchase, related materials filed by Farmers Capital as part of the statement on Schedule "TO" and other documents filed with the Securities and Exchange Commission through the Commission's internet address at http://www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents Farmers Capital has filed with the Securities and Exchange Commission, without charge, from Farmers Capital. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer. Shareholders and investors who have questions or need assistance may call Georgeson Inc. at (888) 605-7650.

      This press release is not an offer to sell or a solicitation of offers to buy Farmers Capital trust preferred securities. Such securities will not be and have not been registered under the federal securities laws and may not be offered absent registration or an applicable exemption from such registration requirements.

      Farmers Capital Bank Corporation is a financial holding company headquartered in Frankfort, Kentucky. Farmers Capital operates 36 banking locations in 23 communities throughout Central and Northern Kentucky, a leasing company, a data processing company, a mortgage company, and an insurance company. Its stock is publicly traded on The NASDAQ Stock Market in the Global Select Market tier under the symbol: FFKT.

      This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations, but are subject to certain risks and uncertainties that may cause actual results to differ materially. Among the risks and uncertainties that could cause actual results to differ materially are economic conditions generally and in the subject market areas, overall loan demand, increased competition in the financial services industry which could negatively impact the ability of the subject entities to increase total earning assets, and retention of key personnel. Actions by the Federal Reserve Board and changes in interest rates, loan prepayments by, and the financial health of, borrowers, and other factors described in the reports filed by the subject entities with the Securities and Exchange Commission could also impact current expectations. For more information about these factors please see our Annual Report on Form 10-K on file with the SEC. All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements.

      These forward-looking statements were based on information, plans and estimates at the date of this press release, and Farmers Capital does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Contact:

C. Douglas Carpenter
Farmers Capital Bank Corporation
(502) 227-1668


                                       2